DAVIDOFF MALITO & HUTCHER LLP
605 Third Avenue, 34th Floor
New York, NY 10158
(212) 557-7200

WRITER'S DIRECT: 646-428-3210
E-MAIL: ehl@dmlegal.com

October 17, 2011

Via EDGAR Correspondence and U.S. Mail

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	Blue Earth, Inc.
File No. 333-148346

Dear Mr. Cascio:

On behalf of this firm’s client, Blue Earth, Inc. (the “Company”), I am advising you on the status of the Company’s response to two pending Staff Comment Letters.  The Company has obtained the financial records from Genesis Fluid Solutions (“GFS”) for 2008, but not for 2007, which it previously said it was attempting to obtain. The Company is still trying to obtain the 2007 Genesis records.

However, it was unable to obtain books and records for Cherry Tankers and is attempting to re-audit based on the records it expects to receive next week.  The Company is sorry for the delay, however, has made this a priority together with responding to the subsequent Staff Comments dated September 13, 2011.  In the event there are amendments to reports that can be made prior to a complete response to the Staff, the Company will do so promptly.

If you wish to discuss this matter with me, I can be reached at (646) 428-3210.

Very truly yours,

DAVIDOFF MALITO & HUTCHER LLP

/s/ Elliot H. Lutzker

Elliot H. Lutzker

Cc:           Dr. Johnny R. Thomas